Exhibit 4.13

DESCRIPTION OF CAPITAL STOCK OF CLEARDAY

The following description of Clearday’s capital stock and provisions of its amended and restated certificate of incorporation and amended and restated bylaws as in effect on December 31. 2021.

General

Clearday’s authorized capital stock consists of 80,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of convertible preferred stock, par value $0.01 per share of which 2,000,000 shares have been designated as Clearday Series A Convertible Preferred Stock (“Series A Preferred”) and 5,000,000 shares have been designated as the 6.75% Series F Cumulative Convertible Preferred Stock (“Series F Preferred”)

Common Stock

Holders of our common stock are entitled to such dividends as may be declared by our board of directors out of funds legally available for such purpose, subject to any preferential dividend rights of any then outstanding preferred stock. The shares of common stock are neither redeemable nor convertible. Holders of common stock have no preemptive or subscription rights to purchase any of our securities.

Each holder of our common stock is entitled to one vote for each such share outstanding in the holder’s name. No holder of common stock is entitled to cumulate votes in voting for directors.

In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata our assets that are legally available for distribution, after payments of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All of the outstanding shares of our common stock are, and the shares of common stock issued upon the conversion of any securities convertible into our common stock will be, fully paid and non-assessable.

Our common stock is listed on the OTC Markets OTCQB under the symbol “CLRD.” Computershare is currently the transfer agent and registrar for our common stock. Its address is 250 Royall Street, Canton, MA 02021.

Preferred Stock

Clearday’s amended and restated certificate of incorporation permits it to issue up to 10,000,000 shares of preferred stock in one or more series and with rights and preferences that may be fixed or designated by Clearday’s board of directors without any further action by Clearday’s stockholders.

Subject to the limitations prescribed in Clearday’s amended and restated certificate of incorporation and under Delaware law, Clearday’s amended and restated certificate of incorporation authorizes the board of directors, from time to time by resolution and without further stockholder action, to provide for the issuance of shares of preferred stock, in one or more series, and to fix the designation, powers, preferences and other rights of the shares and to fix the qualifications, limitations and restrictions thereof. The issuance of additional shares of preferred stock could adversely affect the rights of holders of Clearday’s common stock, including with respect to voting, dividends and liquidation, by issuing shares of preferred stock with certain voting, conversion and/or redemption rights. Such issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control.

Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of us or to make removal of Clearday’s management more difficult. Additionally, the issuance of preferred stock may decrease the market price of Clearday’s common stock. The number of authorized shares of preferred stock may be increased or decreased, but not decreased below the number of shares then outstanding, by the affirmative vote of the holders of a majority of Clearday’s common stock without a vote of the holders of preferred stock, or any series of preferred stock, unless a vote of any such holder is required pursuant to the terms of such series of preferred stock.

The following description sets forth certain general terms and provisions of the preferred stock that Clearday may issue. If Clearday offers convertible preferred stock, such stock will be convertible into shares of Clearday’s common stock. With respect to any convertible preferred stock or preferred stock (each referred to herein as preferred stock) Clearday may choose to offer, the specific designations and rights will be described in the prospectus or other appropriate documentation relating to the preferred stock offered, including the following terms. Each time that Clearday issues a new series of preferred stock, Clearday will file with the SEC a definitive certificate of designations that will state the designation, powers, preferences, rights and qualifications, limitations and restrictions of that series of preferred stock. In addition, the prospectus or other appropriate document relating to that new series of preferred stock will specify the particular amount, price and other terms of that new series. These terms will include:

●	the designation of the series, which may be by distinguishing number, letter or title;
●	the number of shares of the series, which number the board of directors may thereafter (except where otherwise provided in the preferred stock designation) increase or decrease (but not below the number of shares thereof then outstanding);
●	the price at which the preferred stock will be issued;
●	the dividend rate, the dates on which the dividends will be payable, if any, whether dividends shall be cumulative or noncumulative and other terms relating to the payment of dividends on the preferred stock;
●	whether the preferred stock is redeemable or subject to a sinking fund, and the terms and amount of such sinking fund provided for the purchase or redemption of shares of the series;
●	the amounts payable on shares of the series, and the special or relative rights of such shares, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Clearday;
●	whether the shares of the series shall be convertible into shares of any other class or series, or any other security, of Clearday or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible and all other terms and conditions upon which such conversion may be made;
●	any listing of the preferred stock on any securities exchange;
●	the relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation and dissolution or winding up;
●	restrictions on the issuance of shares of the same series or of any other class or series;
●	the voting rights, if any, of the holders of shares of the series, provided that no share of preferred stock of any series will be entitled to more than one vote per share of preferred stock; and
●	any additional rights, preferences, qualifications, limitations and restrictions of the preferred stock.

Series A Convertible Preferred Stock

The Series A Convertible Preferred Stock may be converted into shares of common stock at the option of the holder, subject to limitation of such holder not having beneficial ownership of our common stock that is more than 9.9%. Except for a preference on liquidation of $0.01 per share, each share of Series A Preferred Stock is the economic equivalent of that number of shares of common stock into which it is convertible. Except as required by law, the Series A Preferred Stock will not have any voting rights.

The conversion of a share of Series A Preferred stock is determined by a formula: the numerator is equal to the stated value of $16.21 and the denominator is an amount (the “Series A Conversion Price”) initially equal to $1.6275, which amount is subject to proportionate adjustment for stock splits, stock dividends, combinations, reclassifications or other similar events. As of December 31, 2021, the Conversion price is equal to $2,930.08. The number of shares of Series A Preferred Stock outstanding as of the date of the financial statements that are included in this Report are as set forth in such financial statements.

For a complete description of the terms of the Series A Preferred Stock, please see the certificate of designations, filed with or incorporated by reference into, this Report.

Series F Preferred Stock

General Terms.

The Clearday Series F Preferred stock and rank with respect to rights to receive dividends and to participate in distributions or payments upon liquidation, dissolution or winding up of Clearday) rank (a) senior to Clearday’s common stock and any other securities that are designated as junior to the Clearday Series F Preferred stock, and (b) on parity with any class or series of capital stock of Clearday expressly designated as ranking on parity with the Clearday Series F Preferred stock as to dividend rights and rights upon voluntary or involuntary liquidation, dissolution or winding up of Clearday.

Dividend Rights.

Each share of Clearday Series F Preferred stock is entitled to receive cumulative dividends at the rate of six and three quarters percent (6.75%) per annum of the $20.00 per share Series A Original Issue Price from the date of issue of such share or the most recent dividend payment date with respect to such share, as applicable. Dividends are payable, as and when declared, quarterly in arrears to holders of record as of the last day of each fiscal quarter of Clearday. Dividends that have not been paid on a dividend payment date, will accrue until paid. Dividends may be paid in cash or be paid by Clearday issuing additional shares of the Clearday Series F Preferred stock equal to the amount of dividend to be paid divided by the $20.00 per share Series A Original Issue Price (“PIK Dividend”). Without the consent of the holders of the Clearday Series F Preferred representing more than 50% of the issued and outstanding shares of the Clearday Series F Preferred stock (the “Requisite Holders”), Clearday will not authorize, declare or pay any dividend on account of securities that rank junior or on parity with the Clearday Series F Preferred stock if the accrued dividends on account of the Clearday Series F Preferred stock have not been paid in full, unless such divided is paid by the issuance of securities such as the common stock of Clearday or other securities that rank junior to the Clearday Series F Preferred stock.

Liquidation Rights.

The holders of the Clearday Series F Preferred stock have a right to the distribution of the net assets of Clearday upon any liquidation, dissolution, winding up or Deemed Liquidation (as defined below) of Clearday that is senior to the common stock or other junior securities of Clearday and pari passu with the holders with any securities that rank on parity with the Clearday Series F Preferred stock in an amount equal to the aggregate of the $20.00 per share Original Issue Price and the amount of the accrued and unpaid dividends. A “Deemed Liquidation” of Clearday shall mean any of the following events:

●	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of Clearday entitling that person to exercise more than fifty percent (50%) of the total voting power of all shares of Clearday entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition);
●	any consolidation or merger of Clearday in which Clearday is not the surviving entity, to the extent that (x) in connection therewith, the holders of Common stock receive as consideration, whether in whole or in part, for such Common stock (1) cash, (2) notes, debentures or other evidences of indebtedness or obligations to pay cash or (3) preferred stock of the surviving entity (whether or not the surviving entity is Clearday) which ranks on a parity with or senior to the preferred stock received by holders of the Clearday Series F Preferred stock with respect to liquidation or dividends or (y) the holders of the Clearday Series F Preferred stock do not receive preferred stock of the surviving entity, or a Person that owns on the date of such consolidation or merger 100% of the surviving entity, with rights, powers and preferences equal to (or more favorable to the holders than) the rights, powers and preferences of the Clearday Series F Preferred stock; or
●	the sale, lease, transfer or other disposition (but not a consolidation or merger described in clause (ii) of this definition), in a single transaction or series of related transactions, by Clearday or any subsidiary of Clearday of all or substantially all the assets of Clearday and Clearday’s subsidiaries taken as a whole, except where such sale, lease, transfer or other disposition is to a wholly owned subsidiary of Clearday.

Voting Rights.

The holders of the Clearday Series F Preferred stock, generally, have the right to vote on all matters presented to the stockholders of Clearday for their action or consideration at any meeting of stockholders of Clearday (or by written consent of stockholders in lieu of meeting), as a single class. Each holder of the Clearday Series F Preferred stock is entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of Clearday Series F Preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter (subject to the conversion limitations of the Clearday Series F Preferred stock) and shall be entitled to notice of any stockholders’ meeting.

For as long as any shares of Clearday Series F Preferred stock are outstanding, Clearday shall not, without the affirmative vote of the Requisite Holders, take any of the following actions:

●	alter or change adversely the powers, preferences or rights given to the Clearday Series F Preferred stock or alter or amend any of the charter documents of Clearday in a manner that is adverse to the holders of the Clearday Series F Preferred stock other than for an amendment approved by the stockholders of Clearday (even if such amendment is adverse to the holders of the Clearday Series F Preferred stock) that is not disproportionately adverse to rights of the holders of the Clearday Series F Preferred stock;
●	pay any divided on account to any of the capital stock of Clearday, other than on account of any Senior Securities, for any period during which the accrued dividend of the Clearday Series F Preferred stock has not been paid past the date such payment was required to be made;
●	during the period that the accrued dividend of the Clearday Series F Preferred stock has not been paid past the date such payment was required to be made, redeem any shares of Clearday’s capital stock, other than: (x) shares of any securities that by their terms rank senior to the Clearday Series F Preferred stock or (y) Common stock pursuant to employee or consultant agreements giving Clearday the right to repurchase shares at the original cost thereof upon the termination of services and provided that such repurchase is approved by Clearday’s Board of Directors;
●	enter into any agreement with respect to any of the foregoing; or
●	enter into any agreement, amend or modify any existing agreement or obligation, or issue any security that prohibits, conflicts or is inconsistent with, or would be breached by, Clearday’s performance of Clearday’s obligations to the holders of the Clearday Series F Preferred stock under the charter documents of Clearday.

Conversion Right.

The shares of the Clearday Series F Preferred stock are convertible into shares of common stock at an initial conversion ratio set forth in the certificate of designations for such securities, or 2.384656 of shares of common stock for each share of Series F Preferred stock, subject to appropriate adjustment for any stock split, combination, reclassification, exchange or substitution, reorganization, merger, consolidation or sale of assets as provided in the certificate of designation of the Clearday Series F Preferred stock.

Clearday may convert all or any of the shares of the Clearday Series F Preferred stock on the date of any of the following:

●	Shares of common stock of Clearday is listed on a securities exchange or market, if Clearday so elects on or prior to the date of such listing or any date that is not more than 30 days after the date of such listing; or
●	The closing of an underwritten public offering of the common stock providing aggregate gross proceeds to Clearday equal to, or in excess of, $5,000,000.

A holder of the Clearday Series F Preferred stock may convert their shares to common stock from and after the Initial Series A Conversion Date up to a specified percentage of their shares of Clearday Series F Preferred stock referred to as the “Permitted Conversion Amount” in the certificate of designation of the Clearday Series F Preferred stock, which is generally 15% for each 90 day period after the Initial Series A Conversion Date, subject to adjustment for the fundamental transaction and less the number of shares converted by Clearday as provided above. The conversion right of a holder of the Clearday Series F Preferred stock is subject to customary limitations if the holder would beneficially own more than 4.99% of Clearday’s common stock, subject to waiver by the holder providing a notice at least 61 days prior to the date of such conversion. In any such conversion, Clearday will not issue fractional shares and the holder will tender their shares and the conversion procedures will be as provided in the certificate of designation of the Clearday Series F Preferred stock.

For a complete description of the terms of the Series F Preferred Stock, please see the certificate of designations, filed with or incorporated by reference into, this Report.

Warrants

AIU Warrants

AIU had issued warrants to purchasers of the Clearday Care Preferred and the units of Clearday OZ LP Interests. Each such warrant provides the following:

●	An exercise period of ten (10) years from the closing date of the AIU Merger;
●	An exercise price equal to $5.00 per share, which was 50% of the trading price of Clearday’s common stock, based on the initial price of the common stock on the OTCQB after the AIU Merger;
●	Anti-dilution protection that provides for appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization.

A holder may exercise such warrant from and after the closing of this offering by delivering an exercise notice to Clearday together with the aggregate exercise price for the shares to be purchased by the exercise of such warrant. Such warrants have anti-dilution protection for any stock dividend, stock split, combination or other similar corporate transaction. There is no anti-dilution regarding the price of additional shares of common stock issued or deemed issued.

These warrants include limitations on the ability of the holder of the warrant to exercise such warrant to the extent that such exercise would violate beneficial ownership limitations included therein. Such warrants generally provide that the holder of the warrants cannot exercise such warrant to the extent the holder would, following such exercise, beneficially own, together with other shares attributed to such holder more than 4.99% of our common stock (subject to waiver of such limitation upon at least approximately 60 days prior notice).

For a complete description of the terms of such warrants, please see the Form of such warrant issued to the Investors in securities issued by AIU Alternative Care, Inc. and Clearday Alternative Care OZ Fund LP, filed with or incorporated by reference into, this Report.

STI Warrants

Prior to the AIU Merger, STI issued warrants to purchase Clearday common stock. The number of such outstanding warrants and the weighted average exercise price as of the date of the financial statements including this Report are as set forth in such financial statements.

These warrants include limitations on the ability of the holder of the warrant to exercise such warrant to the extent that such exercise would violate beneficial ownership limitations included therein. Such warrants generally provide that the holder of the warrants cannot exercise such warrant to the extent the holder would, following such exercise, beneficially own, together with other shares attributed to such holder more than 4.99% of our common stock (subject to such limitation being increased to 9.99% upon at least 60 days prior notice).

Such warrants have anti-dilution protection for any stock dividend, stock split, combination or other similar corporate transaction. There is no anti-dilution regarding the price of additional shares of common stock issued or deemed issued.

For a complete description of the terms of such warrants, please see the form of such warrant, filed with or incorporated by reference into, this Report.

Clearday Care Preferred

During 2019, Clearday formed a subsidiary, Clearday Care. All of the shares of the common stock of Clearday Care are owned by Allied Integral United, Inc. Clearday Care has authorized 1,500,000 shares of its Clearday Care Preferred.

The terms of the Clearday Care Preferred are set forth in the certificate of designation for such shares and are summarized as follows:

Ranking.

The Clearday Care Preferred rank senior in right of dividends and liquidation preference to of the Clearday Care common stock.

Dividends.

Each share of Clearday Care Preferred is entitled to an annual dividend equal to 10.25% per annum of the $10.00 Original Purchase Price of such shares (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization, compounded annually. Such dividend ranks in preference to the holders of any other stock of Clearday Care, when, as and if declared by the Board of Directors of Clearday Care, but only out of funds that are legally available therefor. Such dividends will be paid on a semi-annual basis and, at the option of Clearday Care, be paid in cash or by the issuing of additional shares of Clearday Care Preferred at the $10.00 Original Purchase Price, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization. For so long as the Clearday Care Preferred stock is outstanding, Clearday Care will not declare or make a dividend on account of its common stock.

Conversion and Exchange.

Each holder of the Clearday Care Preferred may convert any or all of their shares into shares of Clearday’s common stock at the following conversion rate:

●	Prior to the closing date of this offering or other event that causes Clearday to be a public company, a rate of 1 share of Clearday Care Preferred to 1 share of Clearday’s common stock, subject to adjustment for any stock dividend, stock split, combination or other similar recapitalization;
●	On or after the closing of this offering, at the ratio equal to (A) the $10.00 Original Purchase Price, (B) divided by amount equal to (i) the 20 day volume weighted average price or volume weighted average price of the Clearday’s common stock; (ii) multiplied by 80% (which provides a 20% discount).

Such conversion right is limited by customary restrictions on beneficial ownership of the Clearday common stock so that such holder would not have beneficial ownership that is more than 4.99% of our common stock (subject to waiver of such limitation upon at least approximately 60 days prior notice.

Redemption.

On the date that is ten (10) years after the final closing of offering of the Clearday Care Preferred (the “Redemption Date”), Clearday Care will redeem the Clearday Care Preferred Stock for cash equal to the purchase price of such shares or shares of Clearday common stock at the valuation of such common stock. The redemption obligation of Clearday Care is guaranteed in full by Clearday.

Information Rights.

Clearday will provide information to the holders of the Clearday Care Preferred so that they can make an informed investment decision regarding any conversion of such securities to Clearday common stock, such as the SEC filings made by Clearday.

Liquidation Preference.

In the event of any liquidation, dissolution or winding up of Clearday, including any Deemed Sale Event (as defined below), the proceeds shall be paid as follows:

●	First, pay one times (1x) the $10.00 Original Purchase Price plus accrued and unpaid dividends, if any, on each share of the Clearday Care Preferred.
●	Then, the holders of the common stock of Clearday.

If upon any liquidation, dissolution or winding up of Clearday, or any Deemed Sale Event of Clearday, the assets of Clearday available for distribution to Clearday’s stockholders shall be insufficient to pay the holders of shares of the Clearday Care Preferred, then the full amount to which they shall be entitled, then the holders of shares of Clearday Care Preferred shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Sale of Clearday Care.

Upon any Deemed Sale Event, the holders of the Clearday Care Preferred will receive the greater of (i) the amount that the holders would receive as if shares of the Clearday Care Preferred were converted into shares of Clearday common stock; or (ii) the amount equal to the liquidation preference of the Clearday Care Preferred.

Sale of Clearday.

Upon any Deemed Sale Event of Clearday, each of the holders of the Clearday Care Preferred will receive the amount that they would receive if their Clearday Care Preferred shares were converted to Clearday common stock based on the value of the distribution to the common stockholders of Clearday, after giving effect to the 20% discount applicable to the conversion, immediately prior to such Deemed Sale Event; provided, that if the transaction is not for cash, then a holder of Clearday Care Preferred may elect to continue to hold their Clearday Care Preferred, in which case, the conversion right will become a right to receive the common stock of the successor or surviving entity common stock, subject to appropriate adjustment based on the shares of such successor or surviving entity that is distributed to the stockholders of Clearday.

A “Deemed Sale Event” of Clearday Care or Clearday is any transaction that is a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of such person or any merger or consolidation in which such person is not the surviving entity, in each case, other than any Excluded Transaction.

An “Excluded Transaction” is a transaction (i) in which stockholders of such person (Clearday Care or Clearday) prior to such transaction own a majority by voting power of the outstanding shares of the surviving or acquiring company, or (ii) which is approved by the consent of 66-2/3% of the Clearday Care Preferred (in the case of Clearday) or the stockholders of Clearday (in the case of Clearday).

Voting Rights.

The Clearday Care Preferred shall not have any voting rights other than the protective/veto rights described below.

Protective / Veto Rights.

So long as shares of Clearday Care Preferred are outstanding, in addition to any other vote or approval required under Clearday Care’s certificate of incorporation or bylaws, Clearday Care will not, without the written consent of the holders of at least 66-2/3% of the Clearday Care Preferred then outstanding:

●	amend, alter, or repeal any provision of the certificate of incorporation, bylaws or any other governing documents of the Clearday Care in a manner that is adverse to the rights of the holders of the Clearday Care Preferred;
●	create or authorize the creation of or issue or reclassify any security of Clearday Care convertible into or exercisable for any Clearday Care equity security, having rights, preferences or privileges senior to or on parity with the Clearday Care Preferred;
●	purchase or redeem or pay any dividend on any capital stock of Clearday Care prior to the Clearday Care Preferred, other than stock repurchased from former employees or consultants in connection with the cessation of their employment/services, at the lower of fair market value or cost;
●	materially change the Clearday Care’s business plan to focus on the alternative care and wellness industry; or
●	enter into any agreement to do any of the foregoing.

Clearday OZ LP Interests

The holders of the Clearday OZ LP Interests are party to the amended and restated limited partnership agreement of Clearday OZ Fund which provides rights to such holders that are substantially equivalent to the rights of the holders of the Clearday Care Preferred stock.

Registration Rights.

The holders of the Clearday Care Preferred and the holders of the Warrants have the right to include the shares of Parent Common Stock that will be issued upon any conversation, exchange of the Clearday Care Preferred or exercise of the Warrants to be registered as, when and if Parent registers any other class of its equity securities, subject to certain exceptions. All such securities were included in the AIU Merger Registration Statement.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Charter Documents

The following is a summary of certain provisions of Delaware law, our certificate of incorporation, as amended, and our bylaws, as amended, in each case, as of December 31, 2021. This summary does not purport to be complete and is qualified in its entirety by reference to the corporate law of Delaware and our certificate of incorporation and bylaws that are filed or incorporated by reference in this Report.

Effect of Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

●	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and officers and by excluding employee stock plans in which employee participants do not have the right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation, or who beneficially owns 15% or more of the outstanding voting stock of the corporation at any time within a three-year period immediately prior to the date of determining whether such person is an interested stockholder, and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Our Charter Documents. Our charter documents include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by our stockholders. Certain of these provisions are summarized in the following paragraphs.

Classified Board of Directors. Pursuant to our certificate of incorporation, the number of directors is fixed by our board of directors. Our directors are divided into three classes, each class to serve a three-year term and to consist as nearly as possible of one-third of the total number of directors. Pursuant to our bylaws, directors elected by stockholders at an annual meeting of stockholders will be elected by a plurality of all votes cast.

No Stockholder Action by Written Consent. Our bylaws provide that a special meeting of stockholders may be called only by the chairman of the board, a majority of the entire board of directors or the president. Stockholders are not permitted to call, or to require that the board of directors call, a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of the meeting given. In addition, our certificate of incorporation provides that any action taken by our stockholders must be effected at an annual or special meeting of stockholders and may not be taken by written consent instead of a meeting. Our bylaws establish an advance notice procedure for stockholders to nominate candidates for election as directors or to bring other business before meetings of our stockholders.